Advisor Managed Portfolios
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

VIA EDGAR TRANSMISSION

November 16, 2023

Mr. Chad Eskildsen
Ms. Emily Rowland
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Advisor Managed Portfolios (the “Trust”)
Securities Act Registration No: 333-275008
CornerCap Fundametrics® Large-Cap ETF

Dear Mr. Eskildsen and Ms. Rowland:
This correspondence is being filed in response to comments provided by the staff of the U.S. Securities and Exchange Commission (the “Staff”) on October 18, 2023 with respect to the Trust’s registration statement on Form N-14 filed on October 16, 2023, and in response to the Staff’s comments provided on November 3, 2023 and November 16, 2023 with respect to Pre-Effective Amendment 1 to the Trust’s registration statement on N-14. CornerCap Fundametrics® Large-Cap ETF (the “Fund”). The registration statement on N-14 and Pre-Effective Amendment 1 were filed in connection with the reorganization of the CornerCap Fundametrics® Large-Cap ETF (the “Target ETF”), a series of Trust for Advised Portfolios, into the CornerCap Fundametrics® Large-Cap ETF (the “Acquiring ETF”), a separate shell series of the Trust that has been registered solely for the purpose of serving as a shell series in the reorganization.
For your convenience, the comments have been reproduced below in bold typeface immediately followed by the Trust’s responses. Where comments relate to or involve language that is repeated or restated in the registration statement, the Trust will make corresponding and consistent changes as appropriate throughout the registration statement.
The Trust undertakes to make the revisions presented in this correspondence in the definitive form of the N-14 to be filed pursuant to Rule 497(c) under the Securities Act of 1933.
Comment 1. Please add a statement to the first page of the Information Statement/Prospectus to the effect that reports, proxy materials and other information that may be filed with the Exchange can be inspected at the Exchange.
Response: The Trust responds by making the requested revision.
Comment 2. With respect to the list of items incorporated by reference included on page ii of the Information Statement/Prospectus, we do not believe the prospectus and SAI of the Acquired Fund will meet the requirements of Rule 430 of the Securities Act of 1933 as of the date of the N-14. Therefore, the prospectus and SAI of the Acquired ETF may not be incorporated by reference. Please delete all references to the incorporation of these materials from the Information Statement/Prospectus and the SAI to the N-14, and make revisions to the SAI to the N-14 as applicable to include the information required by Form N-14.
Response: The Trust responds by making the requested revisions.
Comment 3. In the first sentence of the third paragraph in the Overview section please change the reference to the Target ETF to the Acquiring ETF.

Response: The Trust responds by making the requested revision.
Comment 4. In the Comparison of Investment Objectives, Strategies, Risks and Restrictions section, please consider disclosing that each Fund’s objective is not fundamental and may be changed without shareholder approval.
Response: The Trust responds by making the requested revision.
Comment 5. The Staff notes the disclosures provided in the Comparison of Investment Objectives, Strategies, Risks and Restrictions section contains too much detail regarding the investment strategies, risks and restrictions of the Funds. Please revise to include only a synopsis in this location, as required by Items 3(b) and 3(c) of Form N-14, and move the more detailed disclosures to a location after the Fees and Expenses section of the Information Statement/Prospectus.
Response: The Trust responds by making the requested revisions.
Comment 6. To the extent applicable, these comments are also applicable to the 485A filing by the Acquiring ETF. In addition, to the extent applicable, staff comments on the 485A filing for the Acquiring ETF apply to disclosure in this Information Statement/Prospectus. Please ensure that the disclosure in the 485B for the Acquiring ETF and this Information Statement/Prospectus are consistent. If there are any material differences in the investment strategies or risks of the Acquiring ETF as reflected in the amended Information Statement/Prospectus or 485B filing as compared to the prospectus for the Target ETF, please discuss those differences in the amended Information Statement/Prospectus.
Response: The Trust responds by making the requested revisions.
Comment 7. In an appropriate location in the Information Statement/Prospectus: (1) please disclose the information under "Purchase and sale of Fund shares" in the Acquiring Fund's summary prospectus contained in the 485A filed on August 18, 2023, or supplementally confirm that the disclosure is otherwise included in this Information Statement/Prospectus; and (2) please disclose the information under "Financial Intermediary Compensation" in the Acquiring Fund's summary prospectus contained in the 485A.
Response: The Trust responds by making the requested revisions.
Comment 8. Please supplementally confirm that the fees and expenses provided in the tables in the Fees and Expenses section of the Information Statement/Prospectus are current.
Response: The Trust responds by confirming supplementally that the fees and expenses included in the applicable tables are current.
Comment 9. With respect to the Fees and Expenses table, please delete footnote 1.
Response: The Trust responds by making the requested revision.
Comment 10. With respect to the second paragraph in the Fees and Expenses section, please delete “for the fiscal year ended March 31, 2023 and the anticipated expenses of,” prior to “Acquiring ETF.”
Response: The Trust responds by making the requested revision.
Comment 11. In the expense example, where the narrative refers to the “Fund” please replace “Fund” with “Target ETF and the Acquiring ETF.”
Response: The Trust responds by making the requested revisions.
Comment 12. In the Management of the Fund section, please disclose the aggregate fee paid to the Adviser by the Target ETF for the most recent fiscal year as a percentage of average net assets.
Response: The Trust responds by making the requested revision.
Comment 13. With respect to the third paragraph of the Management of the Fund section, please replace “each Fund” with “the Target ETF.”

Response: The Trust responds by making the requested revision.
Comment 14. If the SAI for the Acquiring ETF is not incorporated by reference, please revise the disclosure at the end of the Management of the Fund section to indicate the additional information about the Portfolio Managers with respect to the Acquiring ETF is included in the SAI to the Information Statement/Prospectus.
Response: The Trust responds by making the requested revision.
Comment 15. With respect to the disclosure under Board Considerations in the section entitled “Information about the Reorganization,” please revise the disclosure under the 9th bullet point to specify the potential conflicts of interest that were considered.
Response: The Trust responds by making the requested revision.
Comment 16. With respect to the Board Considerations section, please explain more clearly what the conflicts of interest are with respect to the reorganization.
Response: The Board did not identify any conflicts of interest arising from the reorganization of the CornerCap Fundametrics® Large-Cap ETF.
Comment 17. With respect to the disclosure under Board Considerations in the section entitled “Information about the Reorganization,” if applicable, please discuss whether the Target ETF’s Board considered alternatives to the Reorganization. Please also disclose any considerations adverse to the approval of the Reorganization.
Response: The Trust responds by noting that, as discussed in the specified section and in other locations in the document, the reason for the Reorganization is specific to the circumstances surrounding an unrelated series of Trust for Advised Portfolios. Therefore, unlike more typical reorganizations, the reasons a board may consider alternatives do not apply.
Comment 18. With respect to the Taxes section, please update references to “Target ETF” and “Acquiring ETF” from “Target Fund” or “Acquiring Fund.”
Response: The Trust responds by making the requested revision.
Comment 19. Please explain why the Other Matters section contains the signature of the President of AMP Trust, or consider removing the signature block.
Response: The Trust responds by removing the signature block.
Comment 20. Please provide exchange ticker symbol for the Acquiring ETF and the principal U.S. exchange on which the Acquiring ETF’s shares are traded.
Response: The Trust responds by making the requested revisions.
Comment 21. The Staff notes the information provided in the Capitalization table in the section entitled “Information about the Reorganizations” is as of July 31, 2023. Please update this table to a date within 30 days of the N-14 filing date or confirm in correspondence that there have been no material changes since July 31, 2023 that would impact the information provided in the table.
Response: The Trust responds by updating the information to be as of a date within 30 days of the definitive N-14 filing date.
Comment 22. Please clarify which service provider is absorbing the cost of the reorganization.
Response: The Trust responds by making the requested revision.
Comment 23. With respect to Appendix C, please clarify the fourth sentence of the fourth paragraph.
Response: The Trust responds by making the requested revision.
Comment 24. Please describe any defensive strategies that the Fund may employ in during adverse market conditions.

Response: The Trust responds by confirming that the Fund does not change its strategy during adverse market conditions.
Comment 25. If there are any substantive changes in Item 9 in the 485APOS please also apply those changes to this Appendix C.
Response: The Trust responds by confirming all substantive disclosures in the Item 9 section of the 485APOS are included in Appendix C.
Comment 26, Please ensure that any changes requested in response to the 485APOS are reflected in the Information Statement/Prospectus.
Response: The Trust responds by confirming all changes requested in response to the 485APOS are reflected in the Information Statement/Prospectus.
If you have any questions or comments concerning this filing, please feel free to contact me at 626-914-7372.
Sincerely,
/s/ Scott Resnick
Scott Resnick
Secretary
Advisor Managed Portfolios
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